Exhibit 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statements on Form F-3 (No. 333-254137 and No. 333-254137-01) and in the Registration Statement on Form S-8 (No. 333-262396) of Shell plc of our reports dated March 8, 2023, with respect to the Royal Dutch Shell Dividend Access Trust Financial Statements and the effectiveness of internal control over financial reporting of the Royal Dutch Shell Dividend Access Trust, included in this Form 20-F for the year ended December 31, 2022.

/s/ Ernst & Young LLP

Ernst & Young LLP
London, United Kingdom
March 8, 2023